

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2020

Nathan Mazurek
Chief Executive Officer
Pioneer Power Solutions, Inc.
400 Kelby Street, 12th Floor
Fort Lee, New Jersey 07024

> **Re: Pioneer Power Solutions, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 20, 2020**
> **File No. 333-249569**

Dear Mr. Mazurek:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Asia Timmons-Pierce at 202-551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing